Exhibit 99.1
                         BIO-THRUST, INC.
               3098 South Highland Drive, Suite 323
                 Salt Lake City, Utah 84106-6001

                     Tuesday, April 12, 2005


DEAR BIO-THRUST, INC. SHAREHOLDER:

     Your Company has been defunct and dormant for approximately 15 years. Last year, current management took steps to revive and reactivate the Company. As part of these efforts, and in exchange for the issuance of several million shares of stock, your Company recently entered into an exclusive patent, trademark and tradename license agreement in which it has acquired the federal trademark applications, Easy Golf and Swing-Channel including all existing and future patent and marketing rights to a new golf-related invention that helps a person hit a golf ball straight. The licensor has agreed to advance all costs of getting a utility or design patent on the device issued by the U.S. Patent and Trademark Office, though no assurance can be given that any such patent will ultimately issue. Since 1976, approximately 31 U.S. patents have been issued relative to golf mats. None appear to specifically relate to hitting a golf ball straight. The invention is intended to be marketed as "The Easy Golf Swing-Channel Golf Mat" or simply, "The 'Swing-Channel' Golf Mat." As part of the license agreement, your Company also acquired the web domain name www.easygolf.biz, including several other, similar web domain names. A website with that address and which will market "The 'Swing-Channel' Golf Mat" through the Internet or "on-line" is currently under construction. Hopefully, this website will be accessible to the public within the next 45 to 60 days.

     Consistent with management's efforts to revive and reactivate the Company, the existing Board of Directors has also resolved to change Bio-Thrust's domicile from the State of Utah to that of Nevada. Under Utah and Nevada law, you are entitled to receive the following brief summary of the Agreement and Plan of Merger ("Agreement and Plan"). Any shareholder desiring a complete copy of the Agreement and Plan may contact the Company at the above-address and request the same at no cost.

     As contemplated in Nevada Revised Statutes (NRS) Section 78.320 and Utah Code Ann. Section 16-10a-704, both of which require notice to shareholders of corporate action without a formal meeting, your Company will soon will be merged with and into a wholly owned Nevada subsidiary named "EASY GOLF CORPORATION," recently formed for the sole purpose of changing your Company's domicile to Nevada. This subsidiary, which is authorized to issue 50,000,000 common capital shares, having a par value of $0.001 per share, will be the Survivor. The merger shall be effective at such time as Articles of Merger have been accepted for filing by both the States of Nevada and Utah. Upon the effective date of the merger, the Utah corporation will cease to exist by operation of law and all existing Bio-Thrust shareholders will own shares in the surviving Nevada corporation. The record date for purposes of the change of domicile transaction is the close of business on April 8, 2005.

     While the Agreement and Plan requires a majority vote of the issued and outstanding shares of your Company, your Company has obtained written consents from shareholders owning approximately 83% of the Company's issued and outstanding shares. Because sufficient votes have been obtained in advance of any meeting to approve the merger and change of domicile transaction, Utah law does not require the holding of a formal shareholders' meeting. Instead, giving the shareholders advance notice thereof is sufficient under both Utah and Nevada law.

     Nevada corporate law allows one individual to act as the sole officer and director of a corporation. The Agreement and Plan provides that Mr. John Michael Coombs, an attorney in Salt Lake City, Utah, will become the Survivor's sole officer and director.

     Once the merger and change of domicile is effective, you will be entitled to receive one (1) share of EASY GOLF CORPORATION, a Nevada corporation, for every twelve (12) shares of Bio-Thrust, Inc., a Utah corporation, that you own and hold. Any fractional shares resulting from this exchange ratio will be rounded up to an additional share. If you wish to have your certificate in the Utah corporation cancelled and a new certificate in the name of the Nevada corporation issued into your name, please send your Utah certificate to Fidelity Transfer Company, 1800 South West Temple Street, Suite 301, Salt Lake City, Utah 84115, or call them at 801-484-7222. You may wish to contact Fidelity Transfer in advance to determine the cost of this service. The Company will not be paying any stock transfer fees or costs.

     Under Utah law, the merger transaction requires giving dissenters' rights of appraisal. Reference is therefore made to Section 16-10a-1301 et seq. of the Utah Revised Business Corporation Act available on the Internet through the State of Utah's website. Anyone wishing to exercise dissenters' rights, however, should appreciate that the Company, at this time, has no assets other than its newly acquired license agreement; it has no sales or income at the current time, not to mention a negative net worth. Moreover, an officer of the Company is currently advancing the Company the necessary funds to cover all costs and expenses necessary to initially market the product. Accordingly, a court of law would not likely rule that your shares have more than a negligible value.

     Once the change of domicile transaction is accomplished, it is the intention of management that Easy Golf Corporation will obtain audited financial statements, whereupon it shall then undertake to file a Form 10-SB registration statement with the U.S. Securities and Exchange Commission ("Commission"). This will cause your Company to become "fully reporting." Such status obligates your Company to file, with the Commission, quarterly and annual reports, all of which will be available on the Commission's on-line database known as "Edgar." The Company will thereafter seek to become quoted on the Over-The-Counter Bulletin Board (OTCBB) administered or overseen by NASDAQ. Management can make no prediction how long this might take nor can management guarantee or otherwise make any assurance that either the Commission will "clear" any such registration statement or that NASDAQ will ultimately issue or grant a symbol for quoting your Company's stock on the OTCBB. These are factors largely beyond the Company's control. We suggest that, over the next several months, you monitor the Commission's website at www.sec.gov and look on its Edgar database to see if and when "Easy Golf Corporation" has filed any such registration statement. At such time as the Company obtains an OTCBB symbol, if it does, you will be able to monitor the Company and its activities through websites such as Yahoo! Finance, Lycos or Google, in addition to Edgar.


                              BY ORDER OF THE BOARD OF DIRECTORS